SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                _______________


                                ANNUAL REPORT
                      PURSUANT TO SECTION 13(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

      (Mark One)

          ANNUAL  REPORT  PURSUANT  TO  SECTION  15(d)  OF   THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

            For the fiscal year ended        December 31, 1996

                                   OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from ____________ to ____________

       Commission file number                  1-9801

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           COLLINS INDUSTRIES, INC.
                    TAX DEFERRED SAVINGS PLAN AND TRUST

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          COLLINS INDUSTRIES, INC.
                            421 East 30th Avenue
                       Hutchinson, Kansas  67502-2489





                         COLLINS INDUSTRIES, INC.
                   TAX DEFERRED SAVINGS PLAN AND TRUST


                           FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 1996 AND 1995
                      TOGETHER WITH AUDITORS' REPORT





      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



      To the Plan Administrator of the
      Collins Industries, Inc.
      Tax Deferred Savings Plan and Trust:

      We have audited the accompanying statements of net assets available for benefits of the Collins Industries, Inc. Tax Deferred Savings Plan and Trust as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/Arthur Andersen LLP
                                            Arthur Andersen LLP


      Kansas City, Missouri,
          May 16, 1997



                        COLLINS INDUSTRIES, INC.

                   TAX DEFERRED SAVINGS PLAN AND TRUST


             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        DECEMBER 31, 1996 AND 1995


                                                        1996          1995
      ASSETS:
        Investments -
          Stock Fund -
            Collins Industries, Inc., common stock $2,723,920 $ 704,485 PNC Institutional Management
              Corporation - FedFund                      18,698        3,060
          Federal Fund -
            PNC Institutional Management
              Corporation - FedFund                     364,272      277,053
          Loan Fund -
            Participant loans                            31,557        9,722
                                                      3,138,447      994,320
        Receivables -
          Company contributions                           8,908       35,686
          Participant contributions                         495        6,728
          Other                                             479           36
               Total net assets available
                 for benefits                        $3,148,329   $1,036,770

    The accompanying notes are an integral part of these financial statements.



                            COLLINS INDUSTRIES, INC.

                      TAX DEFERRED SAVINGS PLAN AND TRUST


          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 1996 AND 1995


                                                       1996        1995
     ADDITIONS:
       Investment income -
         Net appreciation (depreciation)
          in fair value of Collins
          Industries,  Inc.,  common stock         $1,953,600    $ (86,435)
       Interest income                                 19,176       13,256
                                                    1,972,776      (73,179)

       Contributions -
         Company                                       69,727       76,688
         Participant                                  273,884      241,239
                Total additions                     2,316,387      244,748

     DEDUCTIONS:
       Benefits paid                                  204,828      196,295
                Total deductions                      204,828      196,295
                Net increase                        2,111,559       48,453

     NET ASSETS AVAILABLE FOR BENEFITS:
       Beginning of year                             1,036,770     988,317
       End of year                                  $3,148,329  $1,036,770


  The accompanying notes are an integral part of these financial statements.



                           COLLINS INDUSTRIES, INC.

                     TAX DEFERRED SAVINGS PLAN AND TRUST


                       NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1996 AND 1995

     1.  PLAN DESCRIPTION:

     The following description of the Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan. All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The plan trustee is The Bank of Kansas.

     Participant Accounts

     Each participant's account is credited with the participant's contributions and allocation of company contributions and earnings. Earnings and losses on plan assets are allocated based on the proportion of the participant's account balance to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

     Contributions and Withdrawals

     Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits. The Company makes matching contributions equal to 50 percent of each eligible participant's tax-deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participant's total compensation. Additional amounts may be contributed at the discretion of the Company's board of directors.

     Participants may receive loans from their account prior to retirement, termination, death or disability, and may apply for full receipt of their account balance in the case of financial hardship.

     Upon    retirement,   termination,   death   or   disability,
     participants  receive  lump-sum distributions.   Participants
     may elect distribution in cash or in company common stock.

     Benefits Vesting

     Participants immediately vest in their voluntary contributions and earnings thereon. Participants vest 100 percent in the remainder of their accounts after five years of service, as defined.

     Forfeitures reduce future employer contributions.

     Plan Termination

     Although  it  has  not expressed any intent  to  do  so,  the
     Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.

     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Method of Accounting

     The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions. Actual results could differ from those estimates.

     Investments

     Two separate funds are maintained for investment purposes: the Federal Fund, consisting entirely of a money market fund invested primarily in U.S. treasury bills, notes and other obligations of the U.S. government; and the Stock Fund, consisting primarily of the registered and unregistered common stock of the Company. Employees may choose to allocate contributions among the two funds.

     During   1996  and  1995,  the  Company  made  its   matching
     contributions in unregistered Company common stock. The quarterly contributions were valued using the average market price per registered share during the period. The unregistered shares have the same voting and dividend rights as registered shares. In 1996 the Company also made matching contributions of $21,650 in cash.

     Administrative Costs

     The Plan pays brokerage fees. The Company pays all other administrative and professional fees related to the Plan.

     Other

     Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

     3.  INVESTMENTS:

     At December 31, 1996 and 1995, the Plan held 463,646 shares and 433,529 shares, respectively, of Company common stock, with a cost of $1,485,133 and $1,396,835, respectively, of which 196,779 and 184,818 shares, respectively, were unregistered. The unregistered and registered shares were valued by the Trustee at the December 31, 1996 and 1995, market price per registered share of $5.875 and $1.625 per share, respectively. Money market funds are stated at cost which approximates market.

     Investments representing 5 percent or more of the Plan's net assets are separately identified on the statements of net assets available for benefits.

     As of May 16, 1997, the Company common stock had a market price of $4.75 per share.

     4.  TAX STATUS:

     The Plan obtained its latest determination letter dated December 29, 1993, in which the IRS stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

     5.  RECONCILIATION TO FORM 5500:

     As of December 31, 1996, the Plan had approximately $334,000 of pending distributions to participants who elected to withdraw from the Plan. The amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles. There were no pending distributions at December 31, 1995.

     The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1996:

                                                                 Net Assets
                                      Benefits                 Available for
                                     Payable to     Benefits   Plan Benefits
                                    Participants      Paid         1996

     Per financial statements       $          0    $204,828     $3,148,329
     1996 amounts pending to
       distribute to participants        334,000     334,000       (334,000)
     Per Form 5500                  $    334,000    $538,828     $2,814,329




     FUND INFORMATION:

     The following tables present the changes in net assets available for benefits by fund.

                                        Year Ended December 31, 1996
                                 Federal     Stock
                                  Fund       Fund       Other      Total
    ADDITIONS:
      Investment income -
       Net appreciation
        (depreciation) in fair
         value of Collins
         Industries, Inc.,
         common stock            $      0  $1,953,600  $        0  $1,953,600
       Interest income             16,982           0       2,194      19,176
                                   16,982   1,953,600       2,194   1,972,776
      Contributions -
       Company                          0      60,819       8,908      69,727
       Participant                100,946     167,003       5,935     273,884
          Total additions         117,928   2,181,422      17,037   2,316,387

     TRANSFERS                     (1,570)     29,340     (27,770)          0

     DEDUCTIONS:
      Benefits paid                29,139     175,689           0     204,828
          Total deductions         29,139     175,689           0     204,828
          Net increase (decrease)  87,219   2,035,073     (10,733)  2,111,559

     NET ASSETS AVAILABLE
      FOR BENEFITS:
      Beginning of year           277,053     707,545      52,172   1,036,770
      End of year              $  364,272  $2,742,618   $  41,439  $3,148,329


     FUND INFORMATION: - Con't.

                                         Year Ended December 31, 1995
                                    Federal     Stock
                                     Fund       Fund       Other      Total
     ADDITIONS:
      Investment income -
       Net appreciation
        (depreciation) in fair
         value of Collins
         Industries, Inc.,
         common stock              $      0  $ (86,435)  $      0  $  (86,435)
       Interest income               13,256          0          0      13,256
                                     13,256    (86,435)         0     (73,179)
      Contributions -
       Company                            0     41,002     35,686      76,688
       Participant                   80,328    154,183      6,728     241,239
            Total additions          93,584    108,750     42,414     244,748

    TRANSFERS                        (5,917)    57,018    (51,101)          0

    DEDUCTIONS:
     Benefits paid                   32,546    161,826      1,923     196,295
            Total deductions         32,546    161,826      1,923     196,295
            Net increase (decrease)  55,121      3,942    (10,610)     48,453

    NET ASSETS AVAILABLE
     FOR BENEFITS:
     Beginning of year              221,932    703,603     62,782     988,317
     End of year                 $  277,053   $707,545   $ 52,172  $1,036,770



                            COLLINS INDUSTRIES, INC.

                     TAX DEFERRED SAVINGS PLAN AND TRUST


           LINE 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996


                                                                    Current
           Description                         Shares     Cost       Value

    * Collins Industries, Inc.
       common stock                        **463,646   $1,485,133  $2,723,920
      Provident Institutional
       Management Corporation -
       FedFund                               382,969      382,969     382,969
    * Participant loans at rates
       ranging from 9.75% to 11.0%                 0       31,557      31,557


    * Represents investments with a party-in-interest to the Plan. ** Includes 196,779 unregistered shares.



                             COLLINS INDUSTRIES, INC.

                        TAX DEFERRED SAVINGS PLAN AND TRUST


                    LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED DECEMBER 31, 1996


                                    Purchases               Sales
                               No.              No.
                               of               of        Sales     Net
      Identity of Issue       Trans.   Cost    Trans.    Proceeds   Gain

    * Collins Industries,
       Inc., common stock       9    $50,956     8       $74,000   $24,103
    Provident Institutional
     Management Corporation -     Not available from the custodian or
     FedFund                      recordkeeper.

   * During the year ended December 31, 1996, Collins Industries,
     Inc., a part-in-interest to the Plan, also contributed 31,723 shares of unregistered common stock to the Plan valued at $74,855, which included shares contributed in satisfaction of the December 31, 1995, contribution receivable.



                                SIGNATURE

     Pursuant to the requirement of the Securities Exchange Commission Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Collins Industries, Inc.
                                 Tax Deferred Savings Plan and Trust



     DATE:    June  20,  1997
                                 /s/  Larry  W. Sayre
                                 Larry W. Sayre
                                 Vice President - Finance &
                                 Chief Financial Officer
                                 (Principal Accounting Officer)



               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the use of our report included in or made part of this Form 11-K of Collins Industries, Inc. Tax Deferred Savings Plan and Trust.



     Kansas City, Missouri,
          June 20, 1997